Generation of a Novel, Allogeneic Cell-based, Gp96-Ig/OX40L Cancer Vaccine, Improves Anti-Tumor Immunity and Long-Term Memory T-cell Generation

Vikas Tahiliani, Jayalakshmi Miriyala, Patrick Dillon, Jason Rose, Louise Giffin, Jeff Hutchins, Matthew M Seavey*
Heat Biologics, Inc, Durham, NC, USA

Heat Biologics

Poster# 5744

Abstract & Background

Heat Biologics' technology is focused on developing a next generation cellular vaccine that incorporates a tumor antigen chaperone (gp96-Ig) with T-cell costimulation (OX40L-Ig) into a single tumor cell line. Viagenpumatucel-L (HS-110; ImPACT), a human lung adenocarcinoma cell line, stably transfected to express gp96-Ig is being tested in a Phase 2 clinical trial (NCT#02439450) with checkpoint inhibition for NSCLC. A similar line is being generated that will complement HS-110, providing costimulation in the form of secreted OX40-Ig (HS-130). To model how the addition of human HS-130 to HS-110 may impact anti-tumor immune responses, we generated mouse surrogates of these human lines and established an analogous system that treats tumor-bearing animals with tissue-matched irradiated mouse cancer cell lines (melanoma; B16F10) expressing gp96-Ig (mHS-110) and OX40L-Ig (mHS-130); both expressing ovalbumin (OVA), as our model tumor-associated antigen. Single dose vaccination with mHS110 identified that 300 ng to 3000 ng of secreted gp96-Ig provided sufficient anti-tumor CD8+ T-cell expansion, with the greatest expansion observed on day 7, post-immunization. To identify the best ratio of mHS-110 to mHS-130; a dose ratio study was performed. Fixed numbers of mHS-110 (300 ng of secreted gp96-Ig) were matched with different ratios of mHS-130 (OX40L-Ig). Similar to our single dose vaccination study, our results demonstrated that the peak CD8+ T-cell expansion occurred on day 7 post-immunization, and that the addition of mHS-130 further boosted anti-tumor CD8+ T-cell expansion by 3-fold when the ratios of mHS-110 to mHS-130 were at a 1-to-0.5 ratio (300 ng of secreted gp96-Ig to 150 ng of secreted OX40L-Ig). These animals were subsequently boosted 14-days post-immunization, and we similarly found that the 1-to-0.5 ratio of mHS-110 to mHS-130 gave the maximum expansion of CD8+ T cell responses, peaking on days 19-21 and contracting thereafter. Importantly, these ratios led to higher frequencies of antigen-specific CD8+ T cells at both priming and boosting, which enhanced rejection of established B16F10 tumors and increased overall animal survival.



Figure 1: Mechanism of Action
Tissue-matched, allogeneic tumor lines are engineered to express soluble versions of heat-shock protein, gp96, and a potent costimulatory molecule, OX40L (HS-110 and HS-130, respectively). The KDEL endoplasmic reticulum retention sequence of gp96 was replaced by an IgG1 Fc chain. Since gp96 is responsible for folding endogenous proteins, many of which are destined for MHC-I loading; sequestered tumor peptides are delivered to antigen presenting cells (APCs) for CD8+ T-cell cross-presentation. Gp96 is a danger associated molecular pattern (DAMP) that stimulates inflammatory cascades via TLR2/4 stimulation and via uptake by scavenger receptor CD91. With the addition of a costimulatory molecule, OX40L fused with an IgG1 Fc chain, anti-tumor CD8+ T-cell responses are further enhanced. Activation of DCs by tumor-antigen loaded gp96 and costimulation by OX40L can enhance the innate and adaptive arms of immunity, via pro-inflammatory cytokines. *Figure adapted from Nicchitta CV, Nature reviews Immunology, Vol-3, May 2003*

Finding the Best Dosing Ratio to Predict Optimal Anti-Tumor Responses


d(-1)
d0
d14
Bleed every 2 days
d28
OT-1 cells
Gp96/OX40L Prime
Gp96/OX40L Boost
END

Ratio Dosing Regimen

	OX40L-Ig (ng)									
GP96-Ig (ng)	0	50	150	100	200	300	600	500	1000	2000
100		1 to 0.5								
100				1 to 1						
100					1 to 2					
300	Control									
300			1 to 0.5							
300						1 to 1				
300							1 to 2			
1000								1 to 0.5		
1000									1 to 1	
1000										1 to 2

Figure 2: Variable Ratio; Dose Escalation Study to Determine Optimum Anti-Tumor CD8+ T-cell Expansion
T-cell receptor transgenic mouse CD8+ (OT-I) cells were isolated from in-house bred OT-I-GFP mice using Easy Sep Mouse CD8+ T Cell isolation kit and injected into each C57BL/6 mouse intravenously (i.v) through lateral tail vein with 1 million OT-I cells suspended in HBSS. One day after injecting OT-I, all the mice were tail bled for baseline and 4 hours later, mHS-110 (B16F10-OVA-gp96-Ig) and mHS-130 (B16F10-OVA-OX40L-Ig) were treated with 10 µg/mL of Mitomycin-C for 3 hours and given intraperitoneally (i.p.) to each group accordingly. Animals were dosed based on nanogram expression level (determined by measuring the supernatants of culturing per 1 million cells in a 24 hour period) of gp96-Ig or OX40L-Ig.

CD8+ T-cell Expansion Over Time with gp96/OX40L-Ig Prime & Boost


A.
Peripheral Blood
Gp96 to OX40L
1:0.5
100 ng : 50 ng
300 ng : 150 ng
1000 ng : 500 ng
1:1
100 ng : 100 ng
300 ng : 300 ng
1000 ng : 1000 ng
1:2
100 ng : 200 ng
300 ng : 600 ng
1000 ng : 2000 ng
mHS110 (300ng)
Gp96-Ig to OX40L-Ig (mHS-110 to mHS-130)
B.
Peripheral Blood; Day-7
Peripheral Blood; Day-7
Peripheral Blood; Day-17
1:0.5
1:1
1:2

Figure 3: CD8+ T-cell Expansion and CD44 Expression Correlates with gp96/OX40L-Ig Exposure
Mice were tail bled consecutively on days post-immunization and boosts, and then stained for flow cytometry. **(A)** Graph shows mean ± SEM for each dose and ratio group tested per the legend and color map. Representative flow plots are shown in the right panel. **(B)** Percent OT-1 CD8+ T-cells in the peripheral blood for days 7 and 17 (before and after boost), plus expression of CD44 on endogenous CD8+ T-cells (middle panel). Graphs show mean ± SEM. Statistics analysis performed was Mann-Whitney, two-tailed, test. *p<0.05, **p<0.01, ***p<0.001, 'ns' p>0.05, not significant.

Generation of Memory and Effector T-cell Populations


Gp96-Ig to OX40L-Ig (mHS-110 to mHS-130)
A.
B.
1:0.5
1:1
1:2

Figure 4: Dose-dependent generation of MPECs and SLECs upon vaccination with mHS-110 and mHS-130
Mice were tail bled consecutively on days post-immunization and boosts, and then stained for flow cytometry. Graph shows mean ± SEM for each dose and ratio group tested per the legend and color map. Representative flow plots are shown in the left panel. **(A)** Memory Precursor Effector Cells (MPEC); **(B)** Short Lived Effector Cells (SLEC) for endogenous CD8+ T-cell populations. Statistics analysis performed was Mann-Whitney, two-tailed, test. *p<0.05, **p<0.01, ***p<0.001, 'ns' p>0.05, not significant.

Variable Ratio; Fixed Dose Vaccine Combination with Tumor Challenge


A.
d(-1)
d0
d14
d28
d29
Bleed every 2 days
d54
OT-I cells
gp96 OX40L Prime
gp96 OX40L Boost
B16F10, sc, w/matrigel
gp96 OX40L Boost
END

Ratio Dosing Regimen

	OX40L-Ig (ng)					
GP96-Ig (ng)	0	15	45	150	450	1315
300	Control					
300		1 to 0.05				
300			1 to 0.15			
300				1 to 0.5		
300					1 to 1.5	
300						1 to 4.5


B.
Peripheral Blood
Gp96 to OX40L
300 ng : 15 ng
300 ng : 45 ng
300 ng : 150 ng
300 ng : 450 ng
300 ng : 1315 ng
300 ng Gp96 alone
B16F10-OVA alone
(% of OT-I+ of CD8+ T cells)
Day 0
Day 3
Day 5
Day 7
Day 10
Day 14
Day 17
Day 19
Day 21
Day 24
Day 28
Day 33
Day 38
Day 41
Day 45
Day 48
Day 53
C.
Day-54; Spleen
300 ng to 15 ng
300 ng to 150 ng
300 ng to 1350 ng
300 ng GP96 alone
B16F10-OVA alone

Figure 5: Fixed gp96-Ig; variable OX40L-Ig vaccine dose combination yields
(A) Experimental system setup and vaccination cell sources are the same as described in figure 2. **(B)** Graph shows mean ± SEM for each dose and ratio group tested per the legend and color map. **(C)** Absolute cell numbers for OT-1 CD8+ T-cells in the spleen for the final study day, 54. Graphs show mean ± SEM. Statistics analysis performed was Mann-Whitney, two-tailed, test. *p<0.05, **p<0.01, ***p<0.001, 'ns' p>0.05, not significant.

Combination Vaccine Regimen and Response to Tumor Challenge


A.
Parental
mHS-110
1 to 0.05
1 to 0.15
1 to 0.5
1 to 1.5
1 to 4.5


B.
Tumor Mass
Grams
300 ng to 15 ng
300 ng to 150 ng
300 ng to 1315 ng
300 ng Gp96 alone
B16F10-OVA alone
C.
300 ng to 15 ng
300 ng to 45 ng
300 ng to 150 ng
300 ng to 450 ng
300 ng to 1315 ng
300 ng Gp96 alone
B16F10-OVA alone
Diameter (mm²)
Days
D.
Gp96-Ig to OX40L-Ig (mHS-110 to mHS-130)
300 ng : 15 ng
300 ng : 150 ng
300 ng : 1315 ng
300 ng mHS110
B16F10-OVA
Tumor
E.
Tumor

Statistics: 2-way ANOVA; groups vs. mHS-110 alone

Group	Day										
	5	7	9	11	13	15	17	19	21	23	25
1 to 0.05	ns	ns	ns	ns	ns	ns	ns	ns	ns	ns	ns
1 to 0.15	ns	ns	ns	ns	ns	ns	ns	ns	ns	ns	ns
1 to 0.5	ns	ns	p<0.05	p<0.05	p<0.05	p<0.05	p<0.05	p<0.05	p<0.01	p<0.01	p<0.01
1 to 1.5	ns	ns	ns	ns	ns	ns	ns	ns	ns	ns	ns
1 to 4.5	ns	ns	p<0.05	p<0.05	p<0.05	p<0.05	p<0.05	p<0.05	p<0.01	p<0.01	p<0.01
Parental	ns	ns	ns	ns	ns	ns	ns	ns	ns	ns	ns

Figure 6: Fixed gp96-Ig; variable OX40L-Ig vaccine dose combination slows tumor growth, which correlates with TIL infiltrates.
Tumor implantation, melanoma B16F10 cells were harvested and resuspended at a concentration of 5 × 10^5 cells/100 ul in a volume of 80 ul HBSS and 20 ul Matrigel. C57BL/6 mice were subcutaneously injected with 100 µl of B16F10 cells (5 × 10^5 cells/mouse) on the inner abdomen. The tumor size was measured and documented every 3 days with a caliper, starting on day 7, and calculated using the formula (L × S) (L as the largest and S as the smallest diameter of tumor). Tumor growth was documented as standard error mean. To record the survival of the tumor-bearing mice, either natural death or a tumor volume greater than 450 mm2 leading to death was counted as death. Each experimental group included five animals. **(A)** Means for individual animals for each measured timepoint, tumor volume. **(B)** Tumor mass (wet weight) were weighed using a milligram sensitive scale for each animal. **(C)** Line graph of total tumor volume per group with statistics shown in table to the right as compared to gp96-Ig/mHS-110 alone, for days post-tumor inoculation, starting on day 28 post-initial vaccine priming. **(D)** End-of study, day-54, endogenous TIL response to vaccination, percent, gated FSC-H by FSC-A to as live/dead gate for doublets, then gated on CD45 by SSC then CD3+ CD8+ double positive cells. Flow plots right, graphed results, right. **(E)** PD-1 expression on endogenous CD8+ TILs within tumors for each group tested. Bar and line graphs show mean ± SEM. Statistics analysis performed was Mann-Whitney, two-tailed, test. *p<0.05, **p<0.01, ***p<0.001, 'ns' p>0.05, not significant.

Conclusions

- Combination of an allogeneic tumor line expressing gp96-Ig and OX40L-Ig is a potent stimulator of anti-tumor CD8+ T-cell immune responses in animals
- Best ratio of gp96-Ig to OX40L-Ig falls within the range of 1-to-0.5 and 1-to-1; with 1-to-0.5 providing the best expansion and anti-tumor immunity
- Addition of OX40L-Ig secreting cells to gp96-Ig provides a synergistic impact on both transferred and endogenous tumor specific T-cells
- The minimal active biological dose for this combination is 100 ng of gp96-Ig to 50 ng of OX40L

Acknowledgments & Contact Info

We would like to acknowledge the laboratories that have helped make these reagents and model systems possible: Drs. Natasa Strbo & Robert Levy from University of Miami and our previous lab director, Dr. Louis Gonzalez, for establishing the model system that made this data possible

*Corresponding Author: Matthew M. Seavey, Senior Director of Research, mseavey@heatbio.com

References

1. Nicchitta CV, Nature Reviews Immunology. Opinion: Re-evaluating the role of heat-shock protein-peptide interactions in tumour immunity. Vol-3, May 2003
2. Strbo N, Garcia-Soto A, Schreiber TH, Podack ER. Secreted heat shock protein gp96-Ig: next-generation vaccines for cancer and infectious diseases. Immunologic research 2013;57:311-25.
3. Fromm G, de Silva S, Giffin L, Xu X, Rose J, Schreiber TH. Gp96-Ig/Costimulator (OX40L, ICOSL, or 4-1BBL) Combination Vaccine Improves T-cell Priming and Enhances Immunity, Memory, and Tumor Elimination. Cancer Immunol Res. 2016 Sep 2;4(9):766-78.
4. Croft M, So T, Duan W, Soroosh P. The significance of OX40 and OX40L to T-cell biology and immune disease. Immunol Rev. 2009 May 229 (1): 173-91